

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 14, 2016

Howard Nunn
Chief Executive Officer
Novea Inc.
11 Cypress Point
Amarillo, Texas 79124

      Re: Novea Inc.
               Offering Statement on Form 1-A
               Filed June 10, 2016
               File No. 024-10559

Dear Mr. Nunn:

      Our preliminary review of your offering statement indicates that it fails in material respects to comply with the requirements of the form. Specifically, we are unable to complete a review of your offering statement as it does not include a report of your auditor in accordance with Part F/S(c)(1)(iii) of the form. We will not perform a detailed examination of the offering statement and we will not issue comments.

      We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct this deficiency and address any comments we may have at that time.

      Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 with any questions.

                        Sincerely,

                        /s/ Stephen Krikorian

                        Stephen Krikorian
                        Accounting Branch Chief
                        Office of Information
                        Technologies and Services